Exhibit 99.1

Guangshen Railway Company Limited

(Stock Code : NYSE: GSH; HKEx: 525; SSE: 601333)

Guangshen Railway Filed 2015 Annual Report on Form 20-F

Hong Kong, July 7, 2016 — Guangshen Railway Company Limited (“Guangshen Railway” or the “Company”) (HKEx Share Code: 525; SSE Share Code: 601333; American Depositary Shares (“ADS”) Ticket Symbol: GSH) announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission on April 27, 2016.

The annual report can be accessed on Guangshen Railway’s investor relations website at http://www.gsrc.com/en/down_list.php?classid=001. The Company will provide hard copies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

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ABOUT GUANGSHEN RAILWAY COMPANY LIMITED

Guangshen Railway Company Limited was established in March 1996. The H shares and ADS issued by the Company were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange in May 1996. In December 2006, the Company returned to the A share market and successfully listed its shares on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its shares listed on the Shanghai, Hong Kong and New York stock exchanges. The Company is mainly engaged in railway passenger and freight transportation businesses, the Hong Kong Trough Train passenger services in cooperation with MTR Corporation Limited, and management services for commissioned transportation for other railway companies in PRC. As at December 31, 2015, the Company operated 239 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 121 pairs of long-distance trains, and 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains).

For more information, please visit Guangshen Railway at http://www.gsrc.com/en/index.php.

Contacts:

Guangshen Railway Company Limited	Takung Investor Relations Consulting(HK) Corporation Limited
Mr. Guo Xiangdong	Ms. Stella Chan
Tel: (86755) 2558 8150	Tel: (852) 3752 2679
Fax: (86755) 2559 1480	Email: schan@takungir.com
Ms. Grace Deng	Ms. Natalie Yip
Tel: (86755) 2558 8150	Tel: (852)3752 2679
Fax: (86755) 2559 1480	Email: nyip@takungir.com